

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

<u>Via E-mail</u>
G. Les Austin
Vice President and Chief Financial Officer
Cypress Energy Partners, L.P.
5727 S. Lewis Avenue, Suite 500
Tulsa, OK 74105

> **Re:** **Cypress Energy Partners, L.P.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 20, 2013**
> **CIK No. 1587246**

Dear Mr. Austin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. In this regard, we note your statement on page 149 indicating that you may be entering into employment agreements with your named executive officers. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

Prospectus Summary

4. We note that you use the acronym "CEM" to refer to Cypress Energy Management, LLC in various parts of the prospectus but do not provide an explanation of the abbreviation here in the second italicized paragraph of this section, where you explain various names and acronyms. Please revise to make the discussion of names and acronyms more complete. Also, consider reformatting the second italicized paragraph into bullet points or a similar form of presentation to make it easier to read.

5. Provide us with objective support for your statement on page 4 that you are "an industry-leading independent pipeline inspection and integrity business."

Capitalization, page 57

6. The origin of the long-term debt amounts included in the column labeled "CEP Successor As Adjusted" is unclear. Please reconcile these amounts to the unaudited condensed consolidated financial statements of Tulsa Inspection Resources, Inc. and subsidiaries as of June 26, 2013, and expand your disclosures to the table, as necessary to clarify the adjusted amounts.

Cash Distribution Policy and Restrictions on Distributions, page 60

7. We note your disclosures at the bottom of page 60, which states your cash distribution policy will be subject to restrictions under your credit facilities and other debt agreements. Your disclosures surrounding the tables on pages 66 and 70 should address whether you are able to make cash distributions during the pro forma periods for the year ended December 31, 2012 and for the twelve months ended June 30, 2013 as well as the forecasted financial period for the twelve months ended September 30, 2014, and

maintain your compliance with these financial ratios and other material covenants. Such disclosure should address how sensitive you are to these restrictions or whether you are nearing the financial ratio covenant limitations.

Unaudited Pro Forma Distributable Cash Flow, page 66

8. Tell us why the table does not include the $3.0 million annual fee under the omnibus agreement that you expect to enter with your general partner in connection with this offering.

9. Tell us why the tables do not include amounts of incremental interest expense costs associated with borrowings for expansion capital expenditures during the year ended December 31, 2012 and twelve months ended June 30, 2012.

10. Please explain why the non-controlling interest presented in the table on page 66 does not include the 49% interest in Cypress Energy Services, held by other parties, after the contribution of a 51% interest to the CEP Successor in connection with the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

Saltwater Disposal Volumes, page 96

11. Expand your discussion to clarify whether your revenues are generated pursuant to short or long-term contracts or some other method.

12. Clarify the relative contribution of residual oil sales to revenues.

Liquidity and Capital Resources, page 102

Credit Risk and Customer Concentration, page 106

13. We note your statement as follows:

> Our ten largest customers generated approximately 74% of our Water and Environmental Services segment revenue for the year ended December 31, 2012 and 57% of segment revenue for the six months ended June 30, 2013. Additionally, our five largest customers of our Pipeline Inspection and Integrity Services segment accounted for approximately 71% of our segment revenue for the year ended December 31, 2012 and 76% of segment review [sic] for the six months ended June 30, 2013.

> We furthermore note similar statements elsewhere in your filing, such as on pages 24 and 130. Please explain to us whether any of your customers accounts for 10%

or more of your consolidated revenues, and if so revise to provide appropriate disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Critical Accounting Policies, page 107

14. Please enhance the disclosures of your critical accounting policies to include an analysis of your specific sensitivity to changes based on outcomes that are reasonably likely to occur and have a material effect. Please refer to FRC Section 501.14 for further guidance.

Overview, page 124

15. You indicate that you have "an average SWD facility utilization of approximately 43%." Clarify whether you referring to the capacity of the injection wells. Additionally, in an appropriate location in the prospectus, address your ability to locate new locations for injection wells.

Security Ownership of Certain Beneficial Owners and Management, page 155

16. Please revise the table so that, with regard to any beneficial owner of units that is not an individual, you identify in footnotes the individuals who have investment and voting power over the units.

Certain Relationships and Related Party Transactions, page 156

17. In the subsections entitled "Omnibus Agreement," "Contribution Agreement," "Relationship with SBG" and "Management Agreement with CEM and Cypress Holdings," you refer to "certain assets", "certain personnel,"etc. Revise to replace "certain" with reasonably brief description of the assets, personnel, etc. to which you are referring.

Agreements with Affiliates, page 158

18. We note your discussion of various agreements with affiliates. Please enhance your disclosure of these agreements by providing all of the information required by Item 404 of Regulation S-K. If material, explain more clearly the extent to which your business is reliant upon relationships with SBG and its affiliates. With regard to agreements that are not included in your exhibit list, please explain to us the basis for your belief that such agreements are not required to be filed as exhibits.

Mr. Boylan's Sharing Interest in Cypress Holdings, page 159

19. Discuss how the terms of the transaction with Mr. Boylan were determined.

Material Federal Income Tax Consequences, page 188

20. We note your statement that "[t]his section is <u>a summary of</u> the material tax
    considerations that may be relevant to prospective unitholders …[emphasis added] ."
    Please revise to remove the implication that there may be material tax considerations that
    are not discussed in the section

Financial Statements

21. Please clarify that the entity titled "Cypress Energy Partners Predecessor" and its related
    financial statements is the same as "SBG Predecessor" as you have referred to this entity
    in the upfront sections of the filing.

Cypress Energy Partners, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-4

22. We note you have included the Moxie Assets in your pro forma statement of operations
    for the year ended December 31, 2012. In this regard, please provide the disclosures
    discussed in our letter dated April 12, 2013, which requests disclosure indicating this pro
    forma statement of operations is not indicative of your operations going forward, because
    it necessarily excludes various operating expenses of the Moxie Assets.

23. Please explain why the pro forma financial statements do not include the 51% interest in
    Cypress Energy Services, LLC that will be contributed to you in connection with the
    offering.

24. Please revise or tell us why the accrued payroll and other liabilities and total parent
    equity balances in the Historical CEP Successor column of your pro forma condensed
    combined balance sheet do not agree with the corresponding amounts in the unaudited
    condensed consolidated balance sheet as of June 30, 2013 presented on page F-48.

2. Pro Forma Adjustments and Assumptions, page F-9

25. Your current presentation of the pro forma adjustments and assumptions disclosure in this
    footnote does not provide enough information to understand the basis of each adjustment
    amount included in the accompanying pro forma financial statements. Please revise your
    disclosures to provide the detailed amounts along with a discussion of the nature of each
    adjustment and how it reconciles to the adjustment amount presented on the pro forma
    statements.

26. In subnote (c) of footnote 2 on page F-10, you discuss the interest subsidies that will be
    netted against future distributions and credited to interest expense. To further our

understanding of these subsidies and how they are calculated, please reconcile the amounts presented in the table in this sub note (c) to the amounts of interest expense as reflected in the financial statements presented elsewhere in your filing. The underlying basis and the difference between these amounts in this footnote as compared to the amounts in the financial statements of Tulsa Inspection Resources, Inc. are currently unclear.

Cypress Energy Partners Predecessor

2. Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-22

27. Please expand your revenue recognition policy disclosures to address the criteria used to account for revenues earned under the sales method. Refer to SAB Topic 13 for further guidance. Please make similar revisions to your revenue recognition accounting policy disclosures on page F-39 in the footnotes to the consolidated financial statements of Cypress Energy Partners, LLC.

Concentration of Credit Risk, page F-23

28. Please expand your concentration of credit risk policy disclosure to include discussion of the concentration of sales to major customers referenced throughout other sections of your filing. Please make similar revisions to your concentration of credit risk disclosures on page F-40 in the footnotes to the consolidated financial statements of Cypress Energy Partners, LLC.

Cypress Energy Partners, LLC

3. Acquisitions, page F-42

SBG Acquisition, page F-42

29. As part of the SBG Acquisition, we note you obtained numerous options to acquire various other businesses and assets from SBG Energy Services, LLC. We further note you have assigned a fair value to the option to purchase an interest in SBG Disposal, LLC; however, you have not assigned fair values to any other options listed in your disclosures. Please tell us why you have assessed the fair value of the remaining options acquired at zero as of the date of acquisition.

Tulsa Inspection Resources, Inc. and Subsidiaries,

L – Income Taxes, page F-72

30. Please provide a reconciliation of the effective tax rate to the statutory tax rate as required by FASB ASC 740-10-50-12.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director